March 1, 2011	1055910200-COA-R0002-01

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames

Subject Consent of Qualified Persons

I, Todd McCracken, P.Geo., of Wardrop Engineering Inc. consent to the public filing of the Technical Report titled "NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec", and dated March 1, 2011 (Document No. 1055910200- REP-R0001-02), (the "Technical Report") and to extracts from, or a summary of, the Technical Report in the news release, dated March 3, 2011, of Alto Ventures Ltd.

I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the news release, dated March 3, 2011, of Alto Resources Ltd.

Dated this 1st day of March, 2011

SIGNED

"Original document, signed by Todd McCracken, P.Geo."
Todd McCracken, P.Geo. Principal Geologist Wardrop Engineering

330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8, Canada Tel 416.368.9080 Fax 416.368.1963 www.wardrop.com

1055910200-COA-R0002-01 FINAL.doc